ORRICK, HERRINGTON & SUTCLIFFE COLUMBIA CENTER 1152 15th STREET, NW WASHINGTON, D.C. 20005-1706 tel + 1-202-339-8400 fax +1-202-339-8500 WWW.ORRICK.COM

April 14, 2010	Mark R. Riccardi (202) 339-8431 mriccardi@orrick.com

VIA HAND DELIVERY

Mr. Max A. Webb, Esquire, Assistant Director
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	STRATS Trust for News Corp. Securities, Series 2006-4
Form 10-K for the fiscal year ended December 31, 2008
Filed March 27, 2009, File No. 001-33017

Dear Mr. Webb:

On behalf of Synthetic Fixed-Income Securities, Inc. (the “Company” or “SFIS”), as sponsor and depositor of the STRATS Trust for News Corp. Securities, Series 2006-4 (the “Trust”), this letter responds to your letter dated August 5, 2009 providing comments on the above-referenced report on Form 10-K (the “Report”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) by the Trust. For your convenience, each of your comments has been reproduced below, followed by the Trust’s response.

Item 1122 of Regulation AB – Compliance with Applicable Servicing Criteria

Comment 1.  We note that the servicer did not assess compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria seem to be inapplicable given the nature and terms of your offering, please explain to us why the criterion set forth in subparagraph (d)(1)(i) was deemed not applicable.

Response:
The servicing criteria in Item 1122(d)(1)(i) requires compliance with policies and procedures “instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.”  This criteria was deemed inapplicable because the terms of the transaction agreements governing the Trust and the certificates do not provide for any performance or similar triggers, early amortization events or events of default of the type described in Item 1122(d)(1)(i).

Max A. Webb, Esquire April 14, 2010 Page 2 of 2

Exhibit 31.1 – Section 302 Certification.

Comment 2.	Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.

Response:	The Trust will promptly file an amendment to the Report to provide a Section 302 certification the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	its is responsible for the adequacy and accuracy of the disclosure in the Report;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached for your reference a draft amendment to the Report incorporating the changes discussed above and marked to show changes from the relevant portions of the original Report. Should you have any questions or need additional information, please do not hesitate to contact me at (202) 339-8431, or William Threadgill, President of the Company, at 375 Park Avenue, NY4077, New York, New York 10152, phone: (212) 214-6277.

Respectfully yours,

/s/ Mark R. Riccardi
Mark R. Riccardi

cc:	Amanda Ravitz, SEC
William Threadgill, SFIS

attachment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 10-K/A
(Amendment No. 1)
FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File Number of issuing entity:  001-33017

STRATS(SM) Trust for News Corporation Securities, Series 2006-4

_______________________________________________________
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor:  333-131889, 001-31818

Synthetic Fixed-Income Securities, Inc.

_______________________________________________________
(Exact name of depositor and sponsor as specified in its charter)

Delaware	52-2316339
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 South College Street, Charlotte, North Carolina	28288
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (~~704) 715-8400~~212) 214-6274

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Registered exchange on which registered

STRATS(SM) Certificates, Series 2006-4	New York Stock Exchange (“NYSE”)

Securities registered pursuant to Section 12(g) of the Act:    None

Indicate by cheek mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐        No ☒

Indicate by check mark whether the registrant: (1) Has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒       No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Not applicable.

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):
Large accelerated filer ☐                                               Accelerated filer ☐                                        Non- accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐      No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter:

The registrant has no voting stock or class of common stock that is held by non-affiliates.

Explanatory Note
The Depositor, on behalf of STRATS(SM) Trust for News Corporation Securities, Series 2006-4, is filing this Amendment No. 1 on Form 10-K/A to its Form 10-K for the year ended December 31, 2008 to revise the certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and relevant Commission regulations attached as Exhibit 31.1
This Form 10-K/A does not otherwise amend the Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)           The following documents have been filed as part of this report.

1.           Trustee’s Distribution Statements documented on Form 10-D of STRATS(SM) Trust For News Corporation Securities, Series 2006-4 to the certificateholders for the period from January 1, 2008 through and including December 31, 2008 have been filed with the Securities and Exchange Commission and are hereby incorporated by reference.  Filing dates are listed below:

Trust Description	Distribution Date	Filed on
STRATS(SM) Trust For News Corporation Securities, Series 2006-4	June 1, 2008	June 16, 2008
STRATS(SM) Trust For News Corporation Securities, Series 2006-4	December 1, 2008	December 4, 2008

2.             None

3.             Exhibits:

31.1 – Certification by Director of the Registrant pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

33.1 – Report on Assessment of Compliance with Servicing Criteria for U.S. Bank Trust National Association for the period from and including January 1, 2008 through and including December 31, 2008.*

34.1 – Attestation Report of Ernst & Young LLP on Assessment of Compliance with Servicing Criteria relating to U.S. Bank Trust National Association.*

35.1 – Servicer Compliance Statement of U.S. Bank Trust National Association for the period from and including January 1, 2008 through and including December 31, 2008.*

99.1 – Registrant’s Current Report on Form l0-D filed with the Securities and Exchange Commission on December 4, 2008, as further described in Item 15(a)(1) above, is incorporated herein by reference.

99.2 – Registrant’s Current Report on Form 10-D filed with the Securities and Exchange Commission on June 16, 2008, as further described in Item 15(a)(1) above, is incorporated herein by reference.

(b)           See Item 15(a) above.

(c)           Not Applicable.

__________________
* Previously filed.

SIGNATURE

Pursuant to the requirements of Section 13 or 15 (d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Synthetic Fixed-Income Securities, Inc.,
as Depositor for the Trust

By: ________________________________
Name: ~~James Whang~~William Threadgill
Title: ~~Director~~President

(senior officer in charge of the securitizations of the depositor)

Dated: ~~March 23, 2009~~April [__], 2010

EXHIBIT INDEX

Exhibit Number in this Form 10-K	Description of Exhibits
31.1	Certification by Director of the Registrant pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
33.1	Report on Assessment of Compliance with Servicing Criteria for U.S. Bank Trust National Association for the period from and including January 1, 2008 through and including December 31, 2008.*
34.1	Attestation Report of Ernst & Young LLP on Assessment of Compliance with Servicing Criteria relating to U.S. Bank Trust National Association.*
35.1	Servicer Compliance Statement of U.S. Bank Trust National Association for the period from and including January 1, 2008 through and including December 31, 2008.*
99.1	Registrant’s Current Report on Form 10-D filed with the Securities and Exchange Commission on June 16, 2008, as further described in Item 15(a)(1) above, is incorporated herein by reference.
99.2	Registrant’s Current Report on Form 10-D filed with the Securities and Exchange Commission on December 4, 2008, as further described in Item 15(a)(1) above, is incorporated herein by reference.

__________________
* Previously filed.

Exhibit 31.1

CERTIFICATION

I, William Threadgill, certify that:

1.
I have reviewed this annual report on Form 10-K in respect of the STRATS(SM) Trust For News Corporation Securities, Series 2006-4 (the “Trust”) and all reports on Form 10-D containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report of the Trust;

2.
Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3.
Based on my knowledge, all of the distribution ~~or~~, servicing and other information required to be provided ~~to the Depositor by the Trustee under the trust agreement, for inclusion in these reports~~under Form 10-D for the period covered by this report is included in ~~these~~the Exchange Act periodic reports;

4.
~~I am responsible for reviewing the activities performed by the Depositor and the Trustee under the trust agreement and based upon~~Based on my knowledge and the ~~annual~~servicer compliance ~~review~~statement required in this report under that agreement and Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the ~~Depositor and Trustee have each~~servicer has fulfilled its obligations under ~~that~~the servicing agreement in all material respects; and

5.
All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated party:  U.S. Bank Trust National Association, as Trustee.

Date: ~~March 23, 2009~~April [__], 2010

Name: ~~James Whang~~William Threadgill
Title: ~~Director~~President

(senior officer in charge of the securitizations of the depositor)